FRANK J. HARITON s ATTORNEY - AT - LAW
1065 Dobbs Ferry Road s White Plains s New York 10607 s (Tel) (914) 674-4373 s (Fax) (914) 693-2963 s (e-mail) hariton@sprynet.com

December 28, 2018

Ronald Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:NDN BV, Inc. (the “Company” or “Issuer”)

Offering Statement Form 1-A/ Amendment Two

File No.: 024-10917

Dear Mr. Alper:

Enclosed is Amendment Two to the above Offering Statement. The changes in this Amendment relate solely to the selection of a different firm to assist the Company with its Reg A Offering. It is made clear that the firm performing the services is a member of FINRA but is performing no underwriting functions.

The Company is aware of the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  NDN BV, Inc.